 Exhibit 99.2

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS	4
SIGNIFICANT EVENTS	5
MINING OPERATIONS	6
SUMMARY OF SELECTED QUARTERLY INFORMATION	15
RESULTS OF OPERATIONS	18
OUTLOOK	24
LIQUIDITY AND CAPITAL RESOURCES	25
TRANSACTIONS WITH RELATED PARTIES	27
CRITICAL ACCOUNTING ESTIMATES	27
CHANGES IN ACCOUNTING POLICIES	28
FINANCIAL INSTRUMENTS	28
SECURITIES OUTSTANDING	28
NON-IFRS MEASURES	29
QUALIFIED PERSON	37
INTERNAL CONTROLS OVER FINANCIAL REPORTING	37
DISCLOSURE CONTROLS AND PROCEDURES	37
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	37
CAUTIONARY NOTE TO US INVESTORS	40

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 2

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three and nine-month periods ended September 30, 2016 and the notes related thereto, which are prepared in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as well as the annual audited consolidated financial statements for the year ended December 31, 2015, the related annual MD&A, and the annual Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at November 1, 2016, unless otherwise indicated.

Effective July 1, 2016, the presentation currency of the Company was changed from the Canadian dollar (“CAD”) to the US dollar (“USD”). As a result, all dollar amounts in this MD&A are expressed in USD, unless otherwise noted. This was done because the functional currency of the Company, and of a number of its subsidiaries, changed to the USD. Please refer to the Changes in Accounting Policies section of this MD&A.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

Any references to “cash costs” in this MD&A should be understood to mean cash costs per payable silver ounce, net of by-products (“cash cost”). This MD&A also makes reference to cash cost per silver equivalent ounce (“cash cost per Ag eq oz”), EBITDA, adjusted EBITDA, cost of sales before non-cash items, mine operating earnings before non-cash items, all-in sustaining cost per payable silver ounce (“AISC”) and all-in sustaining cost per Ag eq oz (“AISC per Ag eq oz”). These are all considered non-IFRS measures. Please refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliations to the Company’s reported financial results.

PROFILE AND STRATEGY

Great Panther Silver Limited is a primary silver mining and precious metals producer and exploration company listed on the Toronto Stock Exchange (the “TSX”) trading under the symbol GPR, and on the NYSE MKT LLC (the “NYSE MKT”) trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (or “Topia”), and the Guanajuato Mine Complex (the “GMC”) which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (or “San Ignacio”), and the Cata processing plant. The GMC produces silver and gold concentrate and is located in central Mexico, approximately 380 kilometres north-west of Mexico City, and approximately 30 kilometres from the Guanajuato International Airport. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces concentrates containing silver, gold, lead and zinc at its own processing facility.

The Company’s current exploration properties include the El Horcón, Santa Rosa and Plomo projects in Mexico; and the Argosy project in Canada. The El Horcón project is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located approximately 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in Northwestern Ontario, Canada. The Company did not undertake any active exploration programs on these exploration properties in 2016.

During 2015 and 2016, the Company undertook significant exploration and evaluation work on the Coricancha Mine Complex (“Coricancha”) in Peru, which it optioned from Nyrstar in May 2015. On May 11, 2016, the Company terminated its option to acquire the Coricancha Mine. However, the Company is continuing with its evaluation of the project and the potential purchase of the mine. In addition, the Company continues to evaluate additional mining opportunities in the Americas.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 3

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q3 2016	Q3 2015	Change	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Change
OPERATING RESULTS
Tonnes milled (excluding custom milling)	95,282	93,730	2%	283,870	280,458	1%
Silver equivalent ounces (“Ag eq oz”) produced[1]	953,632	1,080,296	-12%	3,001,188	3,156,538	-5%
Silver ounce production	510,491	586,918	-13%	1,586,689	1,832,839	-13%
Gold ounce production	5,432	6,079	-11%	17,032	16,103	6%
Payable silver ounces	442,277	545,787	-19%	1,521,824	1,776,025	-14%
Ag eq oz sold	864,605	931,197	-7%	2,859,384	2,961,931	-3%
Cost per tonne milled[2]	$86	$96	-10%	$89	$102	-13%
Cash cost[2]	$3.30	$6.50	-49%	$2.96	$7.32	-60%
Cash cost per Ag eq oz2	$10.99	$10.46	5%	$10.31	$11.37	-9%
AISC[2]	$11.97	$13.08	-8%	$9.23	$13.38	-31%
AISC per Ag eq oz2	$15.43	$14.32	8%	$13.65	$15.01	-9%

(in 000s, except for unit prices and per share amounts)	Q3 2016	Q3 2015	Change	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Change
FINANCIAL RESULTS
Revenue	$15,631	$12,863	22%	$49,366	$43,076	15%
Mine operating earnings before non-cash items[2]	$7,231	$4,416	64%	$23,251	$14,656	59%
Mine operating earnings	$6,072	$216	2,711%	$19,611	$1,895	935%
Net income (loss)	$2,130	$(2,565)	183%	$(2,620)	$(3,432)	-24%
Adjusted EBITDA[2]	$4,738	$1,595	197%	$15,143	$7,567	100%
Operating cash flows before changes in non-cash net working capital	$4,243	$1,200	254%	$14,857	$7,631	95%
Cash and cash equivalents at end of period	$52,920	$14,316	270%	$52,920	$14,316	270%
Net working capital at end of period	$68,229	$26,606	156%	$68,229	$26,606	156%
Average realized silver price [3]	$19.65	$13.98	41%	$17.84	$15.55	15%
PER SHARE AMOUNTS
Earnings (loss) per share - basic and diluted	$0.01	$(0.02)	150%	$(0.02)	$(0.02)	0%

[1]	Silver equivalent ounces are referred to throughout this document. For 2016, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2015 Ag eq oz were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Average realized silver price is prior to smelting and refining charges.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 4

Highlights of the third quarter 2016 compared to third quarter 2015, unless otherwise noted:

•	Metal production decreased 12% to 953,632 Ag eq oz;
•	Silver production decreased 13% to 510,491 silver ounces;
•	Gold production decreased 11% to 5,432 gold ounces;
•	Cash cost decreased 49% to $3.30 per payable silver ounce;
•	Cash cost per Ag eq oz increased 5% to $10.99;
•	AISC decreased 8% to $11.97 per payable silver ounce;
•	AISC per Ag eq oz increased 8% to $15.43;
•	Revenue increased 22% to $15.6 million;
•	Mine operating earnings before non-cash items increased to $7.2 million, a 64% increase compared to $4.4 million;
•	Adjusted EBITDA improved to $4.7 million from $1.6 million;
•	Net income totalled $2.1 million, compared to a net loss of $2.6 million;
•	Net income per share improved to $0.01, compared to a net loss per share of $0.02;
•	Cash flows from operating activities, before changes in non-cash net working capital (“NCWC”), increased to $4.2 million, from $1.2 million;
•	Cash and cash equivalents increased to $52.9 million at September 30, 2016 from $13.7 million at December 31, 2015; and
•	Net working capital increased to $68.2 million at September 30, 2016 from $25.5 million at December 31, 2015.

Highlights compared to second quarter 2016, unless otherwise noted:

•	Metal production on a Ag eq oz basis decreased 8% from 1,037,728 Ag eq oz;
•	Silver production decreased by 5% and gold production decreased by 10%;
•	Cash cost increased to $3.30, from $1.72 per payable silver ounce;
•	Cash cost per Ag eq oz increased 14% from $9.67;
•	AISC increased by 66% from $7.19 per payable silver ounce;
•	AISC per Ag eq oz increased by 23% from $12.54;
•	Revenues decreased by 20% or $4.0 million;
•	Mine operating earnings before non-cash items decreased by 28% or $2.9 million;
•	Adjusted EBITDA decreased 37% from $7.5 million; and,
•	Cash flows from operating activities, before changes in NCWC, decreased by $3.3 million.

SIGNIFICANT EVENTS

On April 21, 2016, the Company announced that it had entered into an At-the-Market Offering (the “ATM Offering”) agreement. The Company has the discretion until December 31, 2016 to sell common shares of the Company up to a maximum in gross sales proceeds of $10.0 million. As of the date of the MD&A, the Company has issued 3,498,627 common shares under the ATM Offering for aggregate gross proceeds of $5.7 million, including 160,000 in the third quarter of 2016. On July 12, 2016, the Company agreed to suspend the sale of common shares under the ATM Offering for a period of 45 days following the closing of a bought deal offering (refer to the following paragraph for more details of the bought deal offering). There have been no shares issued under the ATM Offering since July 12, 2016. At this time, the Company does not anticipate completing any of the remaining amount of the ATM Offering.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 5

On July 12, 2016, the Company closed an equity bought deal offering that was announced on July 6, 2016. Upon closing, the Company sold 18,687,500 Units at a price of $1.60 per Unit for gross proceeds of $29.9 million. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one share at the exercise price of $2.25 per share for a period of 18 months after the closing of the offering. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds of the offering. The Company intends to use the net proceeds from this offering, along with the net proceeds from the aforementioned ATM Offering, to fund operating, development and exploration expenditures at its mining operations and projects, for possible future acquisitions, and for general corporate and working capital purposes. To the date of this MD&A, the proceeds of the ATM Offering and the bought deal offering have not been used and have been placed in short-term bank guaranteed deposits or other similarly secure deposits.

On July 13, 2016, the Company reported a fatality of a contract worker that occurred at its Topia processing plant, whilst the Company was undertaking a complete safety review across all of its operations. The Company temporarily halted processing, though mining operations continued unaffected.

On August 3, 2016, the Company announced the passing of the General Manager of its Topia Mine. The Company suspended mining and processing operations at the Topia Mine for a period of nine days following the event, and shortly afterwards appointed a new General Manager.

On October 31, 2016, the Company filed a short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except for Quebec, and a corresponding registration statement on Form F-10 with the SEC. Subject to the subsequent preparation and filing of a prospectus supplement, these filings will allow Great Panther to make offerings of common shares, warrants, subscription receipts, units, or any combination thereof, having an aggregate offering price of up to $80.0 million (CAD) in Canada and the United States over a 25-month period from the date of filing. Great Panther filed this base shelf prospectus with the intention of maintaining financial flexibility, and the maximum amount that could potentially be offered under the base shelf prospectus does not reflect an estimate of future financing requirements. At this time, there are no foreseeable financing requirements.

MINING OPERATIONS

Consolidated operations

	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
Tonnes mined	94,310	100,219	84,725	94,804	96,770	84,979	99,847	92,782
Tonnes milled	95,282	99,905	88,683	94,874	93,730	87,476	99,252	92,574
Custom milling (tonnes)	1,197	1,199	1,527	1,583	1,346	1,560	1,198	2,312
Total tonnes milled	96,479	101,104	90,210	96,457	95,076	89,036	100,450	94,886
Production
Silver (ounces)	510,491	536,726	539,472	553,189	586,918	648,810	597,111	550,010
Gold (ounces)	5,423	6,010	5,599	5,637	6,079	5,322	4,703	4,822
Lead (tonnes)	248	290	282	278	341	300	279	285
Zinc (tonnes)	324	433	424	425	493	491	441	406
Silver equivalent ounces	953,632	1,037,728	1,009,828	1,002,584	1,080,296	1,088,355	987,887	911,048
Sales
Payable silver ounces	442,277	601,449	478,098	502,170	545,787	607,898	622,339	534,664
Ag eq oz sold	864,605	1,148,467	846,313	921,710	931,198	1,022,727	1,008,008	793,846
Cost metrics
Cost per tonne milled	$86	$86	$95	$97	$96	$109	$102	$111
Cash cost	$3.30	$1.72	$4.20	$8.14	$6.50	$6.63	$8.71	$12.23
Cash cost per Ag eq oz	$10.99	$9.67	$10.49	$11.32	$10.47	$11.25	$12.32	$15.48
AISC	$11.97	$7.19	$9.25	$15.10	$13.08	$12.54	$14.47	$21.46
AISC per Ag eq oz	$15.43	$12.54	$13.35	$14.85	$14.32	$14.76	$15.88	$21.70

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 6

During the third quarter of 2016, ore processed increased by 2% compared to the third quarter of 2015. This represents a 5% decrease compared to the second quarter of 2016. The higher throughput relative to the third quarter of 2015 was attributable to the scaling up of operations at the San Ignacio Mine. The decrease in throughput relative to the second quarter of 2016 was mainly due to two temporary shutdowns that occurred at the Topia mine during the third quarter of 2016.

Metal production decreased 12% relative to the third quarter of 2015, despite the relative increase in tonnes milled, as the Company’s operations during the third quarter of 2016 were challenged by lower grades and recoveries and temporary shutdowns at Topia which lowered throughput. Compared to the second quarter of 2016, metal production decreased by 8%, predominantly due to lower throughput at Topia and lower gold grades at the GMC.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 7

Production - Silver Equivalent Ounces
Ag eq oz
1,100,000
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
2014 Q4
2015 Q1
2015 Q2
2015 Q3
2015 Q4
2016 Q1
2016 Q2
2016 Q3
GMC
TOP

The Company continued its trend of significant reductions in cash costs (on a payable silver ounce basis) from prior year levels.

Cash cost amounted to $3.30 for the third quarter of 2016, a 49% decrease compared to the third quarter of 2015. The decrease in cash cost was predominantly the result of higher gold by-product credits per payable silver ounce, resulting from an increase in average realized gold prices. In addition, the strengthening of the USD compared to the Mexican Peso (“MXN”) had the effect of reducing cash operating costs in USD terms (production costs are predominantly denominated in MXN). These factors were partly offset by higher MXN unit production costs and the impact of lower payable silver ounces, both of which were attributable in part to the lower production grades.

Cash cost for the third quarter of 2016 increased from $1.72 in the second quarter of 2016, due to higher MXN unit production costs and the impact of lower payable silver ounces. These factors were offset in part by the impact of higher by-product credits per payable silver ounce and the more favourable MXN/USD exchange rate as the USD further strengthened compared to the MXN.

Cash cost per Ag eq oz was $10.99 for the third quarter of 2016, a 5% increase over the third quarter of 2015. The increase in cash cost per Ag eq oz was predominantly the result of 7% lower sales volumes which had the effect of increasing fixed production cost on a per-unit basis. Cash cost per Ag eq oz increased compared to the third quarter 2015, whereas cash cost decreased. This divergence is primarily a result of the higher gold by-products credits noted in the cash cost discussion above.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 8

Similarly, cash cost per Ag eq oz during the third quarter of 2016 was 14% higher than in the second quarter of 2016 due to 25% lower sales volumes. This was partly offset by the impact of favourable exchange rates as the USD further strengthened compared to the MXN.

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to a production basis. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost and cash cost per Ag eq oz reported for the same period due to differences between production and sales volumes. Furthermore, the determination of cash cost per Ag eq oz differs from the determination of cash cost. In determining cash cost per Ag eq oz, there is no reduction in costs for the value of by-products sold, but rather the by-products sold in silver equivalent ounces is reflected in the denominator. Refer to Non-IFRS Measures for a detailed reconciliation of cash cost and of cash cost per Ag eq oz.

AISC for the third quarter of 2016 was $11.97, an 8% decrease compared to the third quarter of 2015, primarily due to the reduction in cash cost described above. The impact of the lower cash cost was partly offset by the impact of an increase in sustaining capital expenditure and lower payable silver ounces which further increased sustaining capital expenditures on a per-unit basis.

Compared to the second quarter of 2016, AISC increased from $7.19 to $11.97. In addition to the impact of the increase in cash cost described above, the increase in AISC was also attributable to an increase in sustaining capital expenditure and lower silver payable ounces sold.

AISC per Ag eq oz for the third quarter of 2016 was $15.43, an 8% increase compared to the third quarter of 2015. This was mainly attributable to the 5% increase in cash cost per Ag eq oz described above.

Compared to the second quarter of 2016, AISC per Ag eq oz increased from $12.54 to $15.43, due in part to the increase in cash cost per Ag eq oz, but also due to the Company’s sustaining capital expenditure, which ramped up during the third quarter of 2016, as expected.

The Company is maintaining its current cash-cost and AISC guidance for the year. Refer to the Outlook section for more information.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 9

Guanajuato Mine Complex

	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
Tonnes milled	81,602	84,134	73,649	79,651	77,136	71,131	82,026	76,839
Production
Silver (ounces)	383,598	366,943	375,273	394,655	413,084	482,551	417,770	396,284
Gold (ounces)	5,306	5,817	5,433	5,496	5,908	5,173	4,548	4,684
Silver equivalent ounces	755,008	774,160	755,555	751,927	797,119	818,841	713,371	677,316
Sales
Payable silver ounces	335,817	450,167	331,764	349,661	387,860	460,956	465,416	340,851
Ag eq oz sold	708,366	927,800	633,537	695,071	689,926	798,308	783,336	542,945
Average ore grades
Silver (g/t)	164	159	179	175	188	233	177	178
Gold (g/t)	2.36	2.52	2.58	2.39	2.64	2.49	1.92	2.07
Metal recoveries
Silver	88.9%	85.3%	88.5%	87.9%	88.5%	90.5%	89.7%	90.1%
Gold	85.8%	85.2%	89.0%	89.7%	90.2%	91.0%	90.0%	91.8%
Cost metrics
Cost per tonne milled	$76	$76	$83	$89	$86	$100	$91	$99
Cash cost	$0.15	$(1.19)	$0.61	$6.54	$4.47	$4.88	$7.16	$10.05
Cash cost per Ag eq oz	$10.05	$8.97	$9.56	$10.86	$9.71	$10.50	$11.76	$13.86
AISC	$5.58	$2.22	$2.72	$10.53	$9.87	$8.93	$10.51	$17.50
AISC per Ag eq oz	$12.62	$10.62	$10.66	$12.86	$12.74	$12.84	$13.75	$18.53

The GMC processed 81,602 tonnes during the third quarter of 2016, 6% more than during the third quarter of 2015. The higher throughput relative to the third quarter of 2015 corresponded to the ramp-up in San Ignacio’s operations.

Metal production (in Ag eq oz terms) at the GMC decreased 5% compared to the third quarter of 2015. The decrease reflects the impact of lower silver and gold grades and gold recoveries, mainly reflecting variances from the modelled mineral resource. The lower gold grades and the increased proportion of tonnage from San Ignacio has resulted in lower gold recoveries.

Metal production from the GMC in the third quarter of 2016 was also 2% lower than the metal production achieved during the second quarter of 2016, as throughput decreased by 3% and gold grades were lower.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 10

The GMC’s cash cost of $0.15 in the third quarter of 2016 represented a 97% decrease compared to the third quarter of 2015. This was primarily a result of the increase in gold by-product credits due to higher realized gold prices. In addition, the strengthening of the USD relative to the MXN reduced production costs in USD terms. These factors were partly offset by the impact of lower payable silver ounces and higher MXN production unit costs arising from lower-grade ore tonnes milled.

Cash cost per Ag eq oz for the GMC was $10.05 for the third quarter of 2016; roughly in line with the cash cost per Ag eq oz of $9.71 during the third quarter of 2015.

AISC for the third quarter of 2016 decreased by 43% to $5.58, when compared to the third quarter of 2015. The decrease was primarily due to the reduction in cash cost, as well as lower sustaining exploration, evaluation and development expenditures (“EE&D”). These factors were partly offset by the impact of lower payable silver ounces.

AISC per Ag eq oz for the third quarter of 2016 decreased by 1% to $12.62, when compared to the third quarter of 2015. The decrease was primarily due to a reduction in sustaining EE&D at the GMC relative to the third quarter of 2015, augmented by the impact of a higher volume of Ag eq oz sold by the GMC.

GMC Development

A total of 2,828 metres of underground development was completed during the third quarter of 2016, with the vast majority of this work focused on San Ignacio. Work included the development of cross-cuts and ore fronts, as well as the advancement of mine ramps. The Company’s third quarter 2016 drill program at the GMC amounted to 3,068 metres which was focused on Los Pozos and San Ignacio, with an emphasis on improving the resources definition in these areas.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 11

In February 2016, the Comisión Nacional del Agua (“CONAGUA”), the Mexican federal agency responsible for water administration, required that the Company make formal applications for permits associated with the occupation and construction of the tailings facility at the GMC. Following the February meeting, the Company filed its applications. After the Company filed the applications, CONAGUA carried out an inspection of the tailings facility and requested further technical information. The Company is in the process of compiling the requested technical information. The compilation, submission, and CONAGUA’s review of such information, has been ongoing for several months, and is expected to continue to extend at least into the first quarter of 2017. The Company believes its current tailings footprint can be maintained and will support operations at the GMC until at least 2020. The Company also believes, based on its meetings and other communication with CONAGUA, that it will be able to obtain all of the above noted permits if and as required, with no suspension of the GMC operations. While the Company is confident that it will be able to obtain the tailings permits, there is no guarantee that it will complete the review process with CONAGUA without any actions that may suspend its operations. Nor is there any guarantee that the terms of such permits will be favorable to the Company. The failure to obtain a required permit could impact the Company’s ability to continue operating at the GMC.

Since the February meeting with CONAGUA, the Company has also discovered through its own undertaking that some additional CONAGUA permits may be needed in connection with water discharge and use at GMC tailings facility and at San Ignacio. An application has been made for the permit in the case of San Ignacio. The Company is assessing whether it requires an additional water use permit during the dry season. The Company believes that it will be able to acquire any necessary water discharge and use permits without any impact to its operations, but cannot guarantee that there is no risk in this regard.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 12

Topia Mine

	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
Tonnes milled	13,680	15,771	15,034	15,223	16,594	16,345	17,225	15,735
Custom milling (tonnes)	1,197	1,199	1,527	1,583	1,346	1,560	1,198	2,312
Total tonnes milled	14,877	16,970	16,561	16,806	17,940	17,905	18,423	18,047
Production
Silver (ounces)	126,892	169,783	164,199	158,534	173,834	166,258	179,341	153,726
Gold (ounces)	117	192	167	140	170	149	155	138
Lead (tonnes)	248	290	282	278	341	300	279	285
Zinc (tonnes)	324	433	424	425	493	491	441	406
Silver equivalent ounces	198,624	263,568	254,273	250,657	283,177	269,514	274,515	233,732
Sales
Payable silver ounces	106,460	151,282	146,334	152,509	157,927	146,942	156,923	193,813
Ag eq oz sold	156,239	220,667	212,776	226,639	241,271	224,418	224,672	250,902
Average ore grade
Silver (g/t)	322	367	373	357	359	350	357	338
Gold (g/t)	0.49	0.59	0.55	0.48	0.54	0.48	0.44	0.45
Lead (%)	1.92	1.93	1.97	1.94	2.16	1.95	1.71	1.93
Zinc (%)	2.46	2.87	2.96	2.92	3.13	3.17	2.73	2.76
Metal recoveries
Silver	89.7%	91.3%	91.0%	90.7%	90.8%	90.5%	90.8%	89.9%
Gold	54.3%	64.0%	62.9%	60.4%	59.6%	59.2%	63.5%	61.4%
Lead	94.6%	95.2%	95.0%	94.4%	94.9%	94.3%	94.5%	93.8%
Zinc	96.0%	95.7%	95.1%	95.6%	94.9%	94.6%	93.8%	93.6%
Cost metrics
Cost per tonne milled	$144	$136	$148	$135	$140	$144	$153	$164
Cash cost	$13.25	$10.35	$12.32	$11.82	$11.50	$12.14	$13.31	$16.06
Cash cost per Ag eq oz	$15.27	$12.59	$13.27	$12.73	$12.62	$13.94	$14.30	$18.98
AISC	$19.52	$11.49	$13.34	$12.67	$12.25	$13.77	$14.15	$18.60
AISC per Ag eq oz	$19.54	$13.38	$13.97	$13.31	$13.12	$15.00	$14.90	$20.94

Mill throughput for Topia (excluding tonnes milled for third parties) decreased by 18% compared to the third quarter of 2015, and decreased by 13% compared to the second quarter of 2016. This was mainly due to the two temporary plant shut-downs during the quarter.

Metal production (on a Ag eq oz basis) in the third quarter of 2016 decreased 30% compared to the third quarter of 2015, and by 25% relative to the second quarter of 2016. In addition to the reductions in tonnes milled as described above, the operation encountered narrower veins which increased dilution and decreased grade. As a consequence, recoveries of gold and silver also decreased for the quarter.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 13

Cash cost increased by 15% to $13.25 compared to the third quarter of 2015. The increase was primarily the result of lower sales volumes which resulted from the decrease in production. This reduced silver payable ounces by 33% and also lowered by-product credits. These factors were partly offset by the strengthening of the USD against the MXN, which had the effect of reducing costs in USD terms, and higher realized metal prices for by-products.

The decrease in sales ounces also caused cash cost to increase by 28% from $10.35 in the second quarter of 2016 and cash cost per Ag eq oz to increase by 21% to $15.27 compared to the third quarter of 2015, and by 21% from the second quarter of 2016.

AISC increased 59% compared to the third quarter of 2015, and increased 70% compared to the second quarter of 2016. In addition to the increase in cash cost, sustaining capital expenditures increased relative to the comparative periods as work associated with the Phase I Topia tailings facility commenced during the third quarter of 2016 (see Topia Development). Similarly, AISC per Ag eq oz increased 49% compared to the third quarter of 2015, and 46% compared to the second quarter of 2016. In addition, the decrease in production resulted in lower silver payable ounces and Ag eq oz sold which further increased the impact of sustaining capital expenditures on a per-unit basis.

Topia Development

Underground development for the third quarter totaled 1,542 metres, the majority of which focused on the Argentina mine, La Prieta mine and Mine 15-22.

The Topia tailings capacity will require an expansion in 2016 or early 2017 beyond the present Phase I facility. The Company has received its permit for the construction of the tails handling equipment and Phase II facility from SEMARNAT (the Mexican environmental permitting agency), and work is underway on the facilities including the fabrication of tails handling equipment, civil engineering design, fieldwork, and permitting details. This work is on a tight timetable and, although completion is expected in the second quarter of 2017, it presents a risk to continuing normal operations at Topia. The Company is undertaking a technical evaluation to assess the geotechnical state of the Phase I tailing facility and the opportunities to extend the capacity of the Phase I facility in order to ensure a smooth transition to the Phase II facility. The technical evaluation includes a geotechnical assessment of the remaining capacity has consulted. Reviews by the regulatory authorities in the current year, coupled with the permitting work underway by the Company in connection with the expansion of the Topia tailings facility, have led to a broader review by PROFEPA (the Mexican environmental compliance authority) of all of the Topia operations’ permitting status and environmental compliance, including the historical tailings dating back to the period prior to Great Panther’s ownership. The Company is working with the Mexican authorities to complete the review. The Company anticipates that it will be able to address any potential gaps in existing compliance through a mitigation plan, however, the Company cannot provide complete assurance that the PROFEPA review or the aforementioned technical evaluation will not lead to a suspension of operations or an inability to continue to utilize the Phase I facility before the Phase II facility is available for use. If extension of the existing Phase I facility is not possible, or the Company is unable to complete construction and commissioning of the Phase II facility before capacity at the Phase I facility is exhausted, the Company may be required to curtail or suspend production at Topia, which could adversely affect the Company’s results of operations. Further, if the environmental or technical reviews identify any non-compliance of the existing facility, there is no assurance that Mexican regulatory authorities will agree to any mitigation plan proposed by the Company.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 14

SUMMARY OF SELECTED QUARTERLY INFORMATION

The table below sets out selected quarterly financial results which have been prepared in accordance with IFRS, except for cost of sales before non-cash items, mine operating earnings before non-cash items, and adjusted EBITDA, which are non-IFRS measures. The following paragraphs describe the trends in results over the quarters presented and the factors that have contributed to these trends.

(000’s, unless otherwise noted)	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
Revenue	$15,631	$19,596	$14,139	$13,142	$12,863	$14,698	$15,515	$10,914
Cost of sales before non-cash items[1]	8,400	9,509	8,204	9,382	8,447	9,554	10,419	9,259
Mine operating earnings before non-cash items[1]	7,231	10,087	5,935	3,760	4,416	5,144	5,096	1,655
Amortization and share-based compensation	1,159	1,256	1,225	1,289	4,200	3,866	4,695	3,718
Mine operating earnings	6,072	8,831	4,710	2,471	216	1,278	401	2,063
Net income (loss) for the period	2,130	(1,332)	(3,418)	(3,725)	(2,565)	(3,617)	2,750	(20,648)
Basic and diluted earnings (loss) per share	0.01	(0.01)	(0.02)	(0.03)	(0.02)	(0.03)	0.02	(0.15)
Adjusted EBITDA[1]	4,738	7,545	2,860	(428)	1,595	3,222	2,749	(928)

Revenue varies based on the quantity of metal produced and sold, metal prices, terms of sales agreements and, for periods prior to the third quarter of 2016, foreign exchange rates. The climate in Mexico allows mining and exploration activities to be conducted throughout the year, therefore, revenue and cost of sales generally do not exhibit variations due to seasonality.

Since the fourth quarter of 2014, the Company has gradually increased its production to greater than one million Ag eq oz per quarter and has mostly sustained this level since the second quarter of 2015 (production in the third quarter of 2016 was below the one million Ag eq oz level due mainly to two temporary shut downs at Topia). The increase to this level of production was primarily due to the ramp-up of the San Ignacio Mine since the start of commercial production in June 2014. In addition, an increase in average ore grades (up to and including the first quarter of 2016) at all operations had contributed to the increase in production and lowering of unit costs. Since the second quarter of 2016, the Company experienced some declines in average ore grades, which were partly offset by increased throughput during the second quarter of 2016. The details of tonnes milled, average ore grade and metal recoveries are discussed in the Mining Operations section.

[1]	The Company has included the non-IFRS performance measures, cost of sales before non-cash items, mine operating earnings before non-cash items, and Adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 15

The impact of the above noted increased production on the Company’s financial results was partly offset by a decrease in precious metal prices since the fourth quarter of 2014 to a low point in the fourth quarter of 2015. During the first quarter of 2016, silver and gold prices recovered slightly, followed by a significant rebound during the second and third quarters of 2016.

The Company has continued to focus on operational efficiencies in 2016 and to build on the successful achievements that it attained in 2015. In addition, growth in 2015 brought production levels close to plant capacity at the GMC. As such, consolidated production for 2016 is anticipated to be in the same range as 2015. See the Outlook section of this MD&A for additional details.

The following graph illustrates the trends in average realized silver prices and cash cost over the past eight quarters.

During the past eight quarters, the relationship between the CAD, USD and MXN has had a significant impact on the financial results. The relationship between the MXN (in which the bulk of the Company’s production costs and EE&D expenses are denominated) and the USD (in which the results are reported, starting in the third quarter of 2016) will impact both mine operating earnings and net income. Furthermore, the relationship between the CAD and the USD (in which the results are reported) will also impact net income as the majority of the Company’s G&A expenses are denominated in CAD.

Foreign exchange gains and losses arise from the translation of foreign-denominated transactions and balances into the relevant functional currencies of the Company and its subsidiaries. The Company funds its Mexican subsidiaries through USD and CAD loans, while a significant portion of the Company’s working capital is denominated in USD. Historically, fluctuations between the USD, MXN and the CAD caused significant non-cash, unrealized foreign exchange gains and losses associated with the revaluation of foreign currency working capital and intercompany loan balances in the records of Great Panther and its Mexican subsidiaries. These unrealized gains and losses are recognized in the consolidated net income of the Company.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 16

During the third quarter of 2016, the functional currencies of the Company’s parent company and subsidiaries were reassessed as a result of a change in underlying transactions, events and conditions, including the recent USD financings undertaken by the Company. The USD was determined to be the functional currency of the primary economic environment in which the Canadian parent company and the majority of its subsidiaries operate. Please refer to the Change in Accounting Policies section of this MD&A.

As a result of this change, the foreign exchange gains and losses were much lower than those recognized in prior periods. Foreign exchange gains and losses recognized during the quarter primarily relate to the revaluation of foreign currency working capital balances, including foreign currency forward contracts.

The following graph represents fluctuations in these foreign currencies.

Quarterly fluctuations in mine development expenses have also impacted the net income reported. In accordance with the Company’s accounting policies, the mine development expenditures incurred at the San Ignacio Mine are expensed as incurred. In addition, the Company commenced expensing the Guanajuato Mine development costs to EE&D expenses at the end of the third quarter of 2015 as the previously-defined Measured & Indicated Resource of the Guanajuato Mine had been mined and depleted. As such, there has been a trend of increasing mine development expenses over the past eight quarters.

Exploration expenses (a component of EE&D expenses) may vary significantly from quarter to quarter. The majority of these expenses are variable in nature, and fluctuate as a function of the Company’s planned activities. During the first and second quarters of 2015, the Company negotiated and concluded two separate transactions whereby it obtained options to earn interests in the Guadalupe de los Reyes Project (the “GDLR Project”) in Sinaloa, Mexico, and in Coricancha. Following this, Great Panther commenced extensive exploration and evaluation work on each of these properties, with the associated costs being recorded as EE&D expenses within the Company’s consolidated net income (loss). Effective the fourth quarter of 2015, the Company recorded an impairment charge of $2.3 million as it determined that the GDLR Project did not warrant further exploration and the Company terminated its option agreement on February 24, 2016. During the second quarter of 2016, the Company elected to terminate its Coricancha option agreement and recorded an impairment charge of $1.7 million.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 17

Other factors that also had a material impact on the Company’s net income over the previous eight quarters include:

•	During the fourth quarter of 2014, the Company recorded a $9.0 million non-cash pre-tax impairment charge to the carrying value of its mineral property, plant and equipment.

•	Beginning in the fourth quarter of 2015, there was a significant decrease in amortization as the previously-defined Measured & Indicated Resource for the Guanajuato Mine had been mined and depleted during the third quarter of 2015 and the Company ceased capitalization of further development.

RESULTS OF OPERATIONS

Three months ended September 30, 2016

	Q3 2016			Q3 2015
Sales quantities	GMC	Topia	Total	GMC	Topia	Total	Change
Silver (ounces)	335,817	106,460	442,277	387,860	157,927	545,787	-19%
Gold (ounces)	5,322	82	5,404	4,647	109	4,756	14%
Lead (tonnes)		197	197	—	304	304	-35%
Zinc (tonnes)		193	193	—	340	340	-43%
Silver equivalent ounces	708,366	156,239	864,605	689,926	241,271	931,197	-7%
Revenue (000’s)
Silver revenue	$6,567	$2,123	$8,690	$5,346	$2,349	$7,695	13%
Gold revenue	7,068	96	7,164	4,966	120	5,086	41%
Lead revenue	—	403	403	—	515	515	-22%
Zinc revenue	—	476	476	—	596	596	-20%
Ore processing revenue (custom milling)	—	96	96	—	106	106	-9%
Smelting and refining charges	(688)	(510)	(1,198)	(741)	(684)	(1,425)	-16%
Impact of change in functional currency[1]	—	—	—	271	19	290	(100%)
Total revenue	$12,947	$2,684	$15,631	$9,842	$3,021	$12,863	22%
Average realized metal prices & FX rates
Silver (per ounce)			$19.65			$13.98	40%
Gold (per ounce)			1,326			1,069	25%
Lead (per pound)			0.93			0.77	10%
Zinc (per pound)			1.12			0.80	28%
USD/CAD			0.767			0.764	0%
USD/MXN			0.053			0.061	-13%

[1]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 18

(000’s)	Q3 2016	Q3 2015	Change		Q2 2016	Change
Revenue	$15,631	$12,863	$2,768	22%	$19,596	$(3,965)	(20%)
Cost of sales:
Production costs (cost of sales before non-cash items)[1]	$8,400	$8,447	(47)	(1%)	$9,509	(1,109)	(12%)
Amortization and depletion	$1,083	$4,135	(3,052)	(74%)	$1,178	(95)	(8%)
Share-based compensation	$76	$65	11	17%	$78	(2)	(3%)
Total cost of sales	$9,559	$12,647	(3,088)	(24%)	$10,765	(1,206)	(11%)
Mine operating earnings	$6,072	$216	5,856	2,711%	$8,831	(2,759)	(31%)
(% of revenue)	39%	2%			45%
Add:
Amortization and depletion	$1,083	$4,135	(3,052)	(74%)	$1,178	(95)	(8%)
Share-based compensation	$76	$65	11	17%	$78	(2)	(3%)
Mine operating earnings before non-cash items[1]	$7,231	$4,416	$2,815	64%	$10,087	$(2,856)	(28%)
(% of revenue)	46%	34%			51%

During the third quarter of 2016, revenue increased by $2.8 million or 22% relative to the third quarter of 2015. This was primarily attributable to the increase in precious metal prices, as the average realized silver and gold prices for the quarter increased to $19.65/oz and $1,326/oz, from $13.98/oz and $1,069/oz, respectively. The positive impact of metal prices contributed an estimated $4.1 million increase in revenue. In addition, smelting and refining charges, which are netted against revenue, were $0.2 million lower than in the third quarter of 2015. These positive factors were partly offset by the 7% decrease in metal sales volumes, which had an estimated effect of reducing revenue by $1.2 million relative to the third quarter of 2015. The lower metal sales volume was predominantly the result of the lower gold grades at the GMC, as well as a decrease in production at Topia due to two temporary shut-downs of operations during the quarter. The Company sold 864,605 Ag eq oz during the third quarter of 2016, compared to 931,197 during the same period in 2015; a reduction of 7%.

Compared to the second quarter of 2016, revenue decreased 20%, primarily due to the 25% lower metal sales volumes (from 1,037,728 Ag eq oz in the second quarter of 2016), which had an estimated negative impact of $5.1 million. This negative factor was partly offset by the increase in realized precious metal prices, as the realized silver and gold prices increased from $17.82/oz and $1,298/oz, respectively. The positive metal price variance had an estimated impact of $1.1 million.

Cost of sales before non-cash items, when compared to the third quarter of 2015, remained relatively unchanged as the 7% reduction in metal sales volumes more than offset the 5% increase in cash cost per Ag eq oz sold.

Compared to the second quarter of 2016, cost of sales before non-cash items decreased 13%. The decrease was attributable to lower metal sales volumes, which had an estimated positive impact of $2.4 million, partly offset by the increase in cash cost per Ag eq oz (estimated $1.2 million impact).

The $2.8 million increase in revenue translated into a $2.8 million increase in mine operating earnings before non-cash items, when comparing the results of the third quarter of 2016 to the same period in 2015. Relative to the second quarter of 2016, mine operating earnings before non-cash items for the third quarter of 2016 were $2.9 million lower.

[1]	The Company has included the non-IFRS performance measures, cost of sales before non-cash items and mine operating earnings before non-cash items, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 19

The decrease in amortization and depletion during the third quarter of 2016, compared to the third quarter of 2015, was primarily due to the cessation of amortization of the Guanajuato mineral property in the third quarter of 2015 as it became fully amortized. In addition, there was an increase in the useful lives of certain GMC assets effective January 1, 2016, and of the Topia Mine effective July 1, 2015, as a result of the updated Mineral Resource estimates issued during February 2016 and August 2015, respectively.

(000’s)	Q3 2016	Q3 2015	Change		Q2 2016	Change
G&A expenses	$1,284	$1,313	$(29)	(2%)	$1,386	$(102)	(8%)
EE&D expenses	$1,479	$1,626	$147	(9%)	$1,485	$(6)	0%
Impairment charge	Nil	Nil	Nil	0%	$1,679	$(1,679)	(100%)
Finance and other income (expense)	$(856)	$390	$(1,246)	(319%)	$(4,777)	$3,921	82%
Income tax expense (recovery)	$323	$232	$91	39%	$836	$(513)	(61%)
Net income (loss) for the period	$2,130	$(2,565)	$4,695	(183%)	$(1,332)	$3,462	260%

Exploration, evaluation and development (“EE&D”) for the third quarter of 2016 decreased by $0.1 million compared to the same period in 2015. During the comparative period, the Company undertook significant exploration and evaluation programs related to two projects, while project exploration activity was significantly less in the third quarter of 2016. This reduction in project exploration and evaluation expenses was partly offset by an increase in mine development expenses at the GMC.

Finance and other expense amounted to $0.9 million, compared to finance and other income of $0.4 million during the third quarter of 2015. Foreign exchange gains and losses were the primary factors accounting for the change. During the third quarter of 2016, the Company recognized a $0.9 million foreign exchange loss, compared to a $0.5 million foreign exchange gain recorded during the same period in 2015. The foreign exchange gains and losses arise primarily due to the impact of the revaluation of foreign denominated working capital balances.

The Company may be subject to significant non-cash, unrealized foreign exchange gains and losses from quarter to quarter associated with the revaluation of working capital in the books of the Company and its Mexican subsidiaries. Effective July 1, 2016, the functional currencies of the Company’s parent company and subsidiaries were reassessed as a result of a change in underlying transactions, events and conditions, including the recent USD financings undertaken by the Company. The USD was determined to be the functional currency of the primary economic environment in which the Canadian parent company and the majority of its subsidiaries operate. Please refer to the Change in Accounting Policies section of this MD&A.

A description of the nature of the Company’s net foreign exchange gains and losses is included in the Summary of Selected Quarterly Information section of this MD&A.

The decrease in finance and other expense compared to the second quarter of 2016 was due to a reduction in foreign exchange loss from $4.8 million recognized in the second quarter of 2016 to the $0.9 million recognized the third quarter of 2016.

The net income tax expense for the third quarter of 2016 was predominantly attributable to an accrual for special mining duty payable in Mexico (which is charged at 7.5% of a taxable net income, adjusted for certain factors), as well as an accrual for Mexican withholding taxes.

Net income amounted to $2.1 million, compared to a net loss of $2.6 million for the third quarter of 2015.
The improvement in net income is primarily due to a $5.9 million increase in mine operating earnings. This factor was partly offset by the foreign exchange loss of $0.9 million in the third quarter of 2016, compared to a foreign exchange gain of $0.5 million in the third quarter of 2015.

Net income for the third quarter of 2016 also represented a significant improvement compared to the net loss reported in the second quarter of 2016. This was predominantly due to the $3.9 million decrease in foreign exchange losses. In addition, no impairment charges were recognized in the third quarter of 2016, whereas the Company recognized a $1.7 million impairment charge in the second quarter of 2016. Income tax expense also reduced by $0.5 million in the third quarter of 2016. These factors were partly offset by a $2.8 million decrease in mine operating earnings.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 20

Adjusted EBITDA of $4.7 million for the third quarter of 2016 increased compared to $1.6 million in the same period of 2015. The increase was primarily due to the $2.8 million increase in mine operating earnings before non-cash items, the $0.2 million decrease in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions) and a $0.1 million decrease in G&A expenses before non-cash items.

Adjusted EBITDA for the third quarter of 2016 decreased relative to the second quarter of 2016 adjusted EBITDA of $7.5 million primarily due to a $2.9 decrease in mine operating earnings before non-cash items. This was partly offset by a $0.1 million decrease in G&A expenses before non-cash items.

Nine months ended September 30, 2016

	Nine months ended September 30, 2016			Nine months ended September 30, 2015
Sales quantities	GMC	Topia	Total	GMC	Topia	Total	Change
Silver (ounces)	1,117,749	404,076	1,521,825	1,314,232	461,793	1,776,025	(14%)
Gold (ounces)	16,451	314	16,765	14,727	278	15,005	12%
Lead (tonnes)	—	695	695	—	814	814	(15%)
Zinc (tonnes)	—	749	749	—	973	973	(23%)
Silver equivalent ounces	2,269,703	589,681	2,859,384	2,271,570	690,361	2,961,931	(3%)
Revenue (000’s)
Silver revenue	$20,009	$7,143	$27,152	$20,364	$7,245	$27,609	(2%)
Gold revenue	21,777	393	22,170	16,977	322	17,299	28%
Lead revenue	•	1,269	1,269	—	1,451	1,451	(13%)
Zinc revenue	•	1,548	1,548	—	1,923	1,923	(20%)
Ore processing revenue and other	•	318	318	—	315	315	1%
Smelting and refining charges	(2,252)	(1,717)	(3,969)	(2,486)	(1,960)	(4,446)	(9%)
Impact of change in functional currency[1]	750	128	878	(792)	(283)	(1,075)	(182%)
Total revenue	$40,284	$9,082	$49,366	$34,063	$9,013	$43,076	15%
Average realized metal prices & FX rates
Silver (per ounce)			$17.84			$15.55	15%
Gold (per ounce)			1,322			1,153	15%
Lead (per pound)			0.83			0.81	2%
Zinc (per pound)			0.94			0.90	4%
USD/CAD			0.756			0.794	(5%)
USD/MXN			0.055			0.064	(14%)

[1]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 21

(000’s)	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Change
Revenue	$49,366	$43,076	$6,290	15%
Cost of sales:
Production costs (cost of sales before non-cash items)[1]	26,115	28,420	(2,305)	(8%)
Amortization and depletion	3,448	12,571	(9,123)	(73%)
Share-based compensation	192	190	2	1%
Total cost of sales	29,755	41,181	(11,426)	(28%)
Mine operating earnings	19,611	1,895	17,716	935%
(% of revenue)	40%	4%
Add:
Amortization and depletion	3,448	12,571	(9,123)	(73%)
Share-based compensation	192	190	2	1%
Mine operating earnings before non-cash items[1]	23,251	14,656	8,595	59%
(% of revenue)	47%	34%

The increase in revenue for the nine months ended September 30, 2016, relative to the comparative period in 2015, was primarily attributable to an increase in average realized silver and gold prices to $17.84/oz and $1,322/oz, from $15.55/oz and $1,153/oz, respectively. The positive impact of metal price contributed to an estimated $6.4 million improvement in revenues, while the effect of favourable foreign exchange (prior to the change in functional currency on July 1, 2016) had an estimated positive impact of $2.0 million. These factors were partly offset by an estimated $2.5 million reduction in revenue associated with lower metal sales volumes (2,859,384 Ag eq oz, compared to 2,961,931 Ag eq oz sold in the first nine months of 2015).

The decrease in cost of sales before non-cash items was predominantly attributable to the decrease in production costs during the nine months ended September 30, 2016, compared to the same period in 2015, as the USD strengthened 14% against the MXN which had the impact of reducing MXN production costs in USD terms. This was augmented by the impact of the 3% lower metal sales volumes.

The decrease in amortization and depletion for the first nine months of 2016, compared to the first nine months of 2015, was primarily due to the cessation of amortization of the Guanajuato mineral property in the third quarter of 2015 as it became fully amortized. In addition, there was an increase in the useful lives of certain GMC assets effective January 1, 2016, and the Topia Mine effective July 1, 2015, as a result of the updated Mineral Resource estimates issued during February 2016 and August 2015, respectively.

(000’s)	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Change
G&A expenses	$4,152	$4,378	$(226)	(5%)
EE&D expenses	$4,841	$3,168	$1,673	53%
Impairment charge	$1,679	Nil	$1,679	100%
Finance and other income (expense)	$(10,317)	$2,188	$(12,505)	(572%)
Income tax expense (recovery)	$1,242	$(31)	$1,273	(4,106%)
Net loss for the period	$(2,620)	$(3,432)	$812	(24%)

[1]	The Company has included the non-IFRS performance measures, cost of sales before non-cash items and mine operating earnings before non-cash items, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 22

The decrease in G&A expenses for the nine months ended September 30, 2016 compared to the same period in 2015, was primarily due to a reduction in IT consulting and hosting fees, as well as a reduction in audit and other professional services fees.

EE&D expenses increased for the first nine months of 2016 compared to the same period in 2015, primarily as a result of $1.0 million in incremental EE&D expenses incurred on exploration and evaluation programs related to Coricancha (a project which the Company continues to evaluate despite having terminated the associated option agreement in May 2016). In addition, the Company recorded $0.3 million in incremental EE&D expenses associated with the Guanajuato Mine during the first nine months of 2016, as EE&D expenses for the Guanajuato Mine were previously capitalized up to the end of August, 2015. The Company’s EE&D expenses associated with San Ignacio also increased by $0.3 million as the Company undertook exploration drilling as described in the GMC Development section.

The impairment charge recognized in the first nine months of 2016 relates to the termination of the Coricancha option agreement during the second quarter of 2016. No impairment charges were recorded during the comparative period.

Finance and other expense increased due to the recognition of $10.4 million in net foreign exchange losses during the first nine months of 2016, compared to a $2.1 million foreign exchange gain recorded during the same period in 2015. Prior to the change in functional currency of the Company and certain of its Mexican subsidiaries on July 1, 2016, the Company reported significant foreign exchange differences associated with intercompany balances (which includes a $38.8 million from the Company to one of its Mexican subsidiaries). These net foreign exchange losses were non-cash, unrealized and was the main component of the $9.5 million in net foreign exchange losses reported prior to the change in functional currency. The foreign exchange losses for the nine-months ended September 30, 2016, also include the year-to-date fair value loss of $0.2 million recorded on the Company’s foreign currency forward contracts as at September 30, 2016.

The Company may be subject to significant non-cash, unrealized foreign exchange gains and losses associated with the revaluation of working capital in the books of the Company and its Mexican subsidiaries. Please refer to the Summary of Selected Quarterly Information section of this MD&A for a description of the nature of these net foreign exchange gains and losses.

The net income tax expense for the nine months ended September 30, 2016 was predominantly attributable to an accrual for special mining duty payable in Mexico (which is charged at 7.5% of a taxable net income, adjusted for certain factors), as well as an accrual for Mexican withholding taxes.

The $0.8 million decrease in net loss compared to the first nine months of 2015 was mainly due to a $17.7 million increase in mine operating earnings and a $0.2 million decrease in G&A expenses. These factors were partly offset by a $12.5 million increase in foreign exchange loss, a $1.7 million increase in EE&D expenditures, and a $1.3 million increase in income tax expense. In addition, the net loss for the nine months ended September 30, 2016, reflects the impact of the $1.7 million non-cash impairment charge taken on the Coricancha project.

Adjusted EBITDA increased to $15.1 million compared to $7.6 million for the comparative period of 2015. The increase was primarily due to an $8.6 million increase in mine operating earnings before non-cash items and a $0.5 million decrease in G&A expenses before non-cash items. These factors were partly offset by a $1.5 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 23

OUTLOOK

The Company is maintaining its production, cash cost and AISC guidance for the year ending December 31, 2016 as shown in the table below. AISC for the fourth quarter of 2016 is expected to be higher than the $9.23 for the first nine months of 2016, due to the impact of capital expenditure and development programs including the Topia tailings dam Phase II construction which commenced in the third quarter of 2016.

Production and cash cost guidance	Nine months ended September 30, 2016	FY 2016 Guidance	FY 2015 Actual
Total silver equivalent ounces[1]	3,001,188	4,000,000 - 4,200,000	4,159,121
Cash cost[2]	$ 2.96	$ 4.00 - 6.00	$ 7.50
AISC[2]	$ 9.23	$ 12.00 - 14.00	$ 13.76
Exploration drilling - operating mines (metres)	8,912	18,500	17,680

The timing of permitting-related matters and construction of the Topia tailings dam expansion and related reviews of the existing tailings facility present a risk that the Company may not meet its production guidance for 2016. The Company believes it can manage the transition to the new tailings facility without an impact to its 2016 production guidance. Please refer to the Topia Development section for further details.

The Company’s previously-announced guidance for capital expenditures and EE&D expenses for the year ending December 31, 2016 remains unchanged (although now presented in USD in order to be consistent with the change to USD presentation currency for the Company’s financial results).

Capex and EE&D expense guidance (in millions)	Nine months ended September 30, 2016	FY 2016 Guidance[3]	FY 2015 Actual[3]
Capital expenditures - buildings, plant & equipment	$ 2.6	$ 2.6 - 3.8	$ 2.5
Capitalized development costs - operating mines	$ 0.3	$ 0.4	$ 2.5
EE&D - operating mines	$ 2.2	$ 5.3 - 6.0	$ 3.5
Exploration and evaluation expense - Coricancha	$ 1.4	$ 0.8 - 2.3	$ 2.1

The timing of the permitting and construction of the Topia tailings dam expansion and related reviews of the existing tailings facility also presents some risk that the Company may not meet its production guidance for 2016, however, as Topia accounts for less than 25% of overall production, the Company believes it can manage the transition to the new tailings facility without an impact to its 2016 production guidance.

[1]	For 2016 guidance, Ag eq oz have been established using a 70:1 Au:Ag ratio, and a ratio of 1:0.0504 for the USD price of silver ounces to the USD price for both lead and zinc pounds. For 2015, Ag eq oz were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, respectively.
[2]	Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	The capital expenditures and EE&D expenses per the previously-announced CAD guidance have been translated into the Company’s USD reporting currency.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 24

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000’s)	September 30, 2016	December 31, 2015	Change
Cash and cash equivalents	$ 52,920	$ 13,685	$ 39,235
Net working capital	$ 68,229	$ 25,477	$ 42,752

Cash and cash equivalents increased by $39.2 million in the first nine months of 2016 primarily due to $33.2 million in proceeds received from financings. In addition, the Company generated positive cash flows from operating activities before changes in non-cash working capital of $14.9 million, and received $1.8 million from the exercise of stock options. These factors were partly offset by an increase in non-cash net working capital of $6.7 million, as well as $2.9 million invested in mineral properties, plant and equipment and a negative $1.1 million foreign exchange adjustment on cash balances.

Net working capital increased by $42.8 million in the first nine months of 2016. The increase reflects the above noted proceeds from financings and exercise of stock options of $33.2 million and $1.8 million, respectively. In addition, the Company generated $8.2 million in cash flows from operating activities (after changes in non-cash net working capital). These factors were partly offset by foreign exchange losses recognized on net working capital balances.

Operating activities

For the quarter ended September 30, 2016, cash flows provided by operating activities amounted to $3.9 million, compared to $0.4 million for the third quarter of 2015. The $3.5 million increase in cash flows provided by operating activities was primarily due to a $2.8 million increase in mine operating earnings before non-cash items, a $0.4 million cash inflow associated with changes in non-cash net working capital, a $0.2 million decrease in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions) and a $0.1 million decrease in G&A expenses before non-cash items.

For the nine months ended September 30, 2016, cash flows provided by operating activities amounted to $8.2 million, compared to $6.1 million in the comparative period in 2015. The $2.1 million increase in cash flows provided by operating activities was primarily due to a $8.6 million increase in mine operating earnings before non-cash items and a $0.5 million decrease in G&A expenses before non-cash items. These factors were partly offset by a $5.1 million increase in non-cash net working capital, a $1.5 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions), and a $0.3 million fluctuation in net realized foreign exchange gains and losses.

Investing activities

For the quarter ended September 30, 2016, the Company had net cash outflows from investing activities of $1.5 million, compared to $1.6 million during the comparative period in 2015. The third quarter of 2015 included $0.6 million of capitalized mine development related to the Guanajuato Mine, compared to $nil for the third quarter of 2016. The Company ceased capitalizing the Guanajuato Mine development costs at the end of the third quarter of 2015. The remainder of the amounts invested in each period relate to mineral properties and plant and equipment associated with the Company’s mining operations.

For the nine months ended September 30, 2016, the Company invested $2.9 million, compared to $6.7 million in the comparative nine months ended September 30, 2015. The comparative period in 2015 included $1.7 million in additions to exploration and evaluation assets at the Coricancha Mine Complex, the acquisition of Cangold for $0.8 million, and $1.4 million of capitalized mine development related to the Guanajuato Mine. The Company ceased capitalizing the Guanajuato Mine development costs at the end of the third quarter of 2015 as explained above.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 25

Financing activities

Cash flows provided by financing activities amounted to $28.4 million during the third quarter of 2016 compared to $nil in the corresponding period in 2015. These cash inflows were primarily attributed to $28.2 million of net proceeds received from a bought deal financing and at-the-market offering, with the remainder representing proceeds from the exercise of stock options during the period. These same financing activities accounted for $35.0 million in cash proceeds during the nine months ended September 30, 2016.

Trends in liquidity and capital resources

The Company announced a $10.0 million ATM Offering during the second quarter of 2016 and, as of the date of the MD&A, has raised $5.7 million in gross proceeds. The Company also closed a bought deal financing during the third quarter of 2016, raising gross proceeds of $29.9 million. The Company intends to use the net proceeds of these financings to fund operating, development and exploration expenditures at the Company’s mining operations and projects, for possible acquisitions, and for general corporate and working capital purposes. Until such time as these funds are needed, the Company will place the funds in short-term bank guaranteed deposits or other similarly secure deposits.

The Company anticipates that cash flows generated from mining activities, along with net working capital, will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth and to fund investment and exploration, evaluation, and development activities for the remainder of 2016 and the foreseeable future. However, this is highly dependent on metal prices and the ability of the Company to maintain cost and grade controls at its operations, and subjected to changes in the Company’s growth plans and strategy. The Company has stated its objective to grow by acquisition and opportunities to make such acquisitions may require additional capital.

The Company’s operating cash flows are very sensitive to the price of silver and gold, foreign exchange rate fluctuations, as well as ore grade fluctuations, and the cash-flow outlook provided in the above paragraph may vary significantly. Spending plans may also be adjusted in response to changes in operating cash-flow expectations. An increase in average silver prices and gold prices from current levels may result in an increase in planned expenditures in the fourth quarter of 2016 and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

The Company has no debt, other than trade and other payables. The Company has a $10.0 million credit facility from Auramet International LLC (“Auramet”). The facility expires on June 30, 2017 and bears interest at a rate of LIBOR plus 5%. The Company has not drawn down any amounts on this credit facility. In addition, Auramet has also provided the Company with a $0.5 million margin credit facility to support entering into any derivative instruments associated with sales of metals marketed to parties other than Auramet. Such arrangements would entail pricing of the Company’s produced metals in advance of customary periods of pricing and settlement which are typically two to three months from the date of production. The Company does not enter into any long-term hedging arrangement in respect of its silver and gold production.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 26

Contractual Obligations

(000’s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1,476	$238	$480	$455	$303
Equipment purchases	796	796	–	–	–
Drilling services	195	195	–	–	–
Consulting	3	3	–	–	–
Reclamation and remediation (undiscounted)	4,926	251	496	442	3,737
Total	$7,396	$1,483	$976	$897	$4,040

Off-Balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

The Company did not incur any related party transactions during the period, other than key management compensation as disclosed in the Company’s unaudited condensed interim consolidated financial statements for the three and nine-month periods ended September 30, 2016.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

See Critical Accounting Estimates in the Company’s annual MD&A as well as note 4 of the 2015 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The carrying value of the Cata processing plant, the tailings dam, and other infrastructure associated with the GMC (collectively referred to as the “GMC assets”) are depreciated on a straight-line basis over the estimated remaining useful life of the GMC. On February 22, 2016, the Company provided an update on the Mineral Resource for the GMC, following which management reviewed the remaining useful life of the GMC. The estimate of the useful life of the GMC was determined to be 3 years, an increase from the previous estimate of 1 year as at January 1, 2016. As a result, the depreciation recorded during the third quarter of 2016 was approximately $0.1 million less than would have been recorded prior to the change in estimate ($0.4 million less than what would have been recorded for the nine months ended September 30, 2016, prior to the change in estimate). Based on the carrying value of the GMC assets as at September 30, 2016, management estimated that the impact of the change in estimate on amortization expense of future periods, when compared to the amount that would have otherwise been recorded, is a $0.5 million decrease per annum.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 27

The Company did not identify any other areas where revisions to estimates and assumptions have resulted in material changes to the results or financial position of the Company.

CHANGES IN ACCOUNTING POLICIES

The Company has not adopted any new accounting standards for the year ending December 31, 2016 that has had a material impact on the Company’s financial results, except for the following, as disclosed in note 2(a) of the unaudited condensed interim consolidated financial statements for the three and nine-month periods ended September 30, 2016.

Change in functional and presentation currency

Commencing on July 1, 2016, the functional currency of the Company and its subsidiaries was reassessed as a result of a change in underlying transactions, events and conditions, including USD denominated financings undertaken by the Company. The functional currency of the Canadian parent company changed from the CAD to the USD and certain subsidiaries changed from the MXN and the Peruvian sol to the USD. The functional currency of two of the Company’s Mexican subsidiaries remains the MXN. The presentation currency of the Company was also changed from the CAD to the USD effective July 1, 2016.

See note 3(s) of the 2015 annual audited financial statements for a detailed discussion of the accounting standards anticipated to be effective January 1, 2017 or later.

FINANCIAL INSTRUMENTS

(000’s)	Fair value (1)	Basis of measurement	Associated risks
Cash and cash equivalents	$52,920	Amortized cost	Credit, currency, interest rate
Marketable securities	$4	Fair value through other comprehensive income	Exchange
Trade receivables	$10,062	Fair value through profit and loss	Credit, currency, commodity price
Other receivables	$4,458	Amortized cost	Credit, currency
Derivative instruments	$(204)	Fair value through profit and loss	Credit, currency, interest rate
Trade and other payables	$(4,735)	Amortized cost	Currency, liquidity

(1) As at September 30, 2016

The Company is exposed in varying degrees to a number of risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The types of risk exposure and the way in which such exposures are managed by the Company are provided in note 16 of the annual audited consolidated financial statements for the year ended December 31, 2015.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 166,435,918 common shares issued, 9,343,750 warrants and 10,354,883 options outstanding.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 28

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items and cost of sales before non-cash items, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-IFRS measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others and, accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA and adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes.

Adjusted EBITDA is also a non-IFRS measure in which EBITDA is adjusted to exclude share-based compensation expense, foreign exchange gains or losses, impairment charges and other non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized gains or losses. Under IFRS, entities must reflect in compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

(000’s)	Q3 2016	Q3 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Income (loss) for the period	$2,130	$(2,565)	$(2,620)	$(3,432)
Income tax expense (recovery)	323	232	1,242	(31)
Interest income	(70)	(22)	(118)	(196)
Interest expense	27	54	74	106
Amortization and depletion of mineral properties, plant and equipment	1,101	4,189	3,571	12,720
EBITDA	$3,511	$1,888	$2,149	$9,167
Impairment of mineral properties, plant and equipment	—	—	1,679	—
Foreign exchange loss (gain)	909	(453)	10,405	(2,085)
Share-based compensation	304	218	794	618
Changes in reclamation estimates recorded in EE&D	14	(58)	116	(133)
Adjusted EBITDA	$4,738	$1,595	$15,143	$7,567

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 29

Mine operating earnings before non-cash items and cost of sales before non-cash items

Mine operating earnings before non-cash items and cost of sales before non-cash items are non-IFRS measures that provide a measure of the Company’s cost of sales and mine operating earnings on a cash basis. These measures are provided in order to better assess the cash generation ability of the Company’s operations, before G&A expenses and EE&D expenses. A reconciliation of mine operating earnings and cost of sales before non-cash items is provided in the Results of Operations section.

Cost per tonne milled

The Company uses the non-IFRS measure of cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on the total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period. These total production costs are then divided by the number of tonnes milled during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of results of operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between cost per tonne milled and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below.

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended September 30, 2016 and 2015:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q3 2016	Q3 2015	Q3 2016	Q3 2015	Q3 2016	Q3 2015
Production costs (sales basis)	$6,429	$5,971	$1,971	$2,476	$8,400	$8,447
Change in concentrate inventory	(258)	674	175	44	(83)	718
Impact of change in functional currency[1]	—	(15)	—	(5)	—	(20)
Production costs (production basis)	6,171	$6,630	2,146	$2,515	8,317	$9,145
Tonnes milled, including custom milling	81,602	77,136	14,877	17,940	96,479	95,076
Cost per tonne milled	$76	$86	$144	$140	$86	$96

[1]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 30

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the nine months ended September 30, 2016 and 2015:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Production costs (sales basis)	$19,440	$20,938	$6,675	$7,482	$26,115	$28,420
Change in concentrate inventory	(530)	(522)	318	143	(212)	(379)
Impact of change in functional currency[1]	(225)	764	(92)	285	(317)	1,049
Production costs (production basis)	$18,685	$21,180	$6,901	$7,910	$25,586	$29,090
Tonnes milled, including custom milling	239,385	230,293	48,408	54,268	287,793	284,562
Cost per tonne milled	$78	$92	$143	$146	$89	$102

Cash cost

The Company uses the non-IFRS measure of cash cost to manage and evaluate operating performance at each of its mines. It is a widely reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at the GMC, and gold, lead and zinc at Topia.

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition. The Company believes these measures provide investors and analysts with useful information about its underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, and other metal production is associated with the silver production process. Accordingly, gold, zinc and lead produced from operations are considered by-products. As a result, the Company’s non-IFRS cost performance measures are disclosed on a per payable silver ounce basis. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales that are associated with the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below. A breakdown is provided as to how the by-product revenues applied are attributed to the individual by-product metals.

[1]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 31

The following table reconciles cash cost to production costs for the three months ended September 30, 2016 and 2015, as reported in the Company’s condensed interim consolidated financial statements:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q3 2016	Q3 2015	Q3 2016	Q3 2015	Q3 2016	Q3 2015
Production costs	$6,429	$5,971	$1,971	$2,476	$8,400	$8,447
Smelting and refining charges	688	741	510	684	1,198	1,425
Revenue from custom milling	—	—	(95)	(106)	(95)	(106)
Cash operating costs	$7,117	$6,712	$2,386	$3,054	$9,503	$9,766
Gross by-product revenue[1]
Gold by-product revenue	(7,068)	(4,966)	(96)	(120)	(7,164)	(5,086)
Lead by-product revenue	—	—	(403)	(515)	(403)	(515)
Zinc by-product revenue	—	—	(476)	(596)	(476)	(596)
	$49	$1,746	$1,411	$1,823	$1,460	$3,569
Impact of change in functional currency[2]	—	(14)	—	(7)	—	(21)
Cash operating costs, net of by-product revenue	$49	$1,732	$1,411	$1,816	$1,460	$3,548
Payable silver ounces sold	335,817	387,860	106,460	157,927	442,277	545,787
Cash cost	$0.15	$4.47	$13.25	$11.50	$3.30	$6.50

The following table reconciles cash cost to production costs for the nine months ended September 30, 2016 and 2015, as reported in the Company’s condensed interim consolidated financial statements:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Production costs	$19,440	$20,939	6,675	$7,481	$26,115	$28,420
Smelting and refining charges	2,272	2,486	1,740	1,960	4,012	4,446
Revenue from custom milling	—	—	(319)	(315)	(319)	(315)
Cash operating costs	$21,712	$23,425	8,096	$9,126	$29,808	$32,551
Gross by-product revenue[1]
Gold by-product revenue	(21,776)	(16,977)	(394)	(322)	(22,170)	(17,299)
Lead by-product revenue	—	—	(1,268)	(1,451)	(1,268)	(1,451)
Zinc by-product revenue	—	—	(1,548)	(1,923)	(1,548)	(1,923)
	$(64)	$6,448	4,886	$5,430	4,822	$11,878
Impact of change in functional currency[2]	(216)	864	(107)	260	(323)	1,124
Cash operating costs, net of by-product revenue	$(280)	$7,312	$4,779	$5,690	4,499	$13,002
Payable silver ounces sold	1,117,748	1,314,232	404,076	461,793	1,521,824	1,176,025
Cash cost	$(0.25)	$5.56	$11.83	$12.32	$2.96	$7.32

[1]	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at GMC and gold, lead and zinc at Topia, net of the respective smelting and refining charges and net of mining duties calculated on the applicable gross revenue. The by-product revenues attributable to each by-product metal are included.
[2]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 32

Cash cost per Ag eq oz

Cash cost per Ag eq oz is calculated based on the total cash operating costs divided by silver equivalent ounces sold. The cash cost per Ag eq oz calculation does not deduct revenues attributable to sales of by-product metals from the costs associated with metal production process, thereby allowing the Company’s management and other stakeholders to assess the total costs associated with all metal production. Management believes this non-IFRS measure provides investors and analysts with useful information about its underlying cash cost of operations as it is not influenced by fluctuations in metal prices.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per Ag eq oz and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below.

The following table reconciles cash cost per Ag eq oz to production costs for the three months ended September 30, 2016 and 2015, as reported in the Company’s condensed interim consolidated financial statements:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q3 2016	Q3 2015	Q3 2016	Q3 2015	Q3 2016	Q3 2015
Production costs	$6,429	$5,971	$1,971	$2,476	$8,400	$8,447
Smelting and refining charges	688	741	510	684	1,198	1,425
Revenue from custom milling	—	—	(95)	(106)	(95)	(106)
	$7,117	$6,712	$2,386	$3,054	$9,503	$9,766
Impact of change in functional currency[1]	—	(14)	—	(8)	—	(22)
Cash operating costs	$7,117	$6,698	$2,386	$3,046	$9,503	$9,744
Silver equivalent ounces sold	708,366	689,926	156,239	241,271	864,605	931,197
Cash cost per Ag eq oz	$10.05	$9.71	$15.27	$12.62	$10.99	$10.46

The following table reconciles cash cost per Ag eq oz to production costs for the nine months ended September 30, 2016 and 2015, as reported in the Company’s condensed interim consolidated financial statements:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Production costs	$19,440	$20,939	$6,675	$7,481	$26,115	$28,420
Smelting and refining charges	2,272	2,486	1,740	1,960	4,012	4,446
Revenue from custom milling	—	—	(319)	(315)	(319)	(315)
	$21,712	$23,425	$8,096	$9,126	$29,808	$32,551
Impact of change in functional currency[1]	(216)	864	(107)	260	(323)	1,124
Cash operating costs	$21,496	$24,289	7,989	$9,386	$29,485	$33,675
Silver equivalent ounces sold	2,269,703	2,271,570	589,681	690,361	2,859,384	2,961,931
Cash cost per Ag eq oz	$9.47	$10.69	$13.55	$13.60	$10.31	$11.37

[1]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 33

All-in sustaining cost (AISC)

AISC is a non-IFRS measure and has been calculated based on World Gold Council (“WGC”) guidance released in 2013. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of silver at its operations as the measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation (“SBC”), accretion of reclamation provision, sustaining exploration and evaluation expenses, sustaining mine development costs and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, future earning potential, or result in significant improvements in recovery or grade.

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the three months ended September 30, 2016 and 2015:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Q3 2016	Q3 2015	Q3 2016	Q3 2015	Q3 2016	Q3 2015	Q3 2016	Q3 2015
Cash operating costs, net of by-product revenue[1]	49	$1,732	$1,411	$1,816	$—	$—	$1,460	$3,548
G&A costs inclusive of SBC	—	—	—	—	1,299	1,385	1,299	1,385
Accretion	3	10	3	19	—	—	6	29
Sustaining EE&D costs	726	1,005	92	(40)	44	—	862	965
Sustaining capitalized mine development and capital costs	1,094	1,084	572	140	—	—	1,666	1,224
	$1,872	$3,831	$2,078	$1,935	$1,343	$1,385	$5,293	$7,151
Impact of change in functional currency[2]	—	(5)	—	—	—	(6)	—	(11)
All-in sustaining costs	$1,872	$3,826	$2,078	$1,935	$1,343	$1,379	$5,293	$7,140
Payable silver ounces sold	335,817	387,860	106,460	157,927	n/a	n/a	442,277	545,787
AISC	$5.58	$9.87	$19.52	$12.25	n/a	n/a	$11.97	$13.08

[1]	Cash operating costs, net of by-product revenue, are reconciled to the Company’s financial statements in the cash cost table.
[2]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 34

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the nine months ended September 30, 2016 and 2015:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Cash operating costs, net of by-product revenue[1]	$(280)	$7,312	$4,779	$5,690	$—	$—	$4,499	$13,002
G&A costs inclusive of SBC	—	—	—	—	4,221	4,590	4,221	4,590
Accretion	6	19	9	30	—	—	15	49
Sustaining EE&D costs	1,496	2,183	191	49	331	—	2,018	2,232
Sustaining capitalized mine development and capital costs	2,563	3,148	794	393	—	—	3,357	3,541
	$3,785	$12,662	$5,773	$6,162	$4,552	$4,590	$14,110	$23,414
Impact of change in functional currency[2]	(10)	172	(5)	19	(52)	166	(67)	357
All-in sustaining costs	$3,775	$12,834	$5,768	$6,181	$4,500	$4,756	$14,043	$23,771
Payable silver ounces sold	1,117,748	1,314,232	404,076	461,793	n/a	n/a	1,521,824	1,776,025
AISC	$3.38	$9.77	$14.27	$13.39	n/a	n/a	$9.23	$13.38

The above costs are included in the Company’s condensed interim consolidated financial statements as follows:

Item	Source
G&A and share-based compensation	Consolidated statements of comprehensive income
Accretion	Included in Finance and other income within the consolidated statements of comprehensive income
Sustaining EE&D costs	A subset of the total exploration and evaluation, and development expenses within the consolidated statements of comprehensive income
Sustaining capitalized mine development and capital costs	Included within mineral properties, plant and equipment additions on the statement of financial position

Management believes that the AISC measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

In the above tables, any expenses incurred in respect of El Horcón, Santa Rosa, the GDLR Project and Coricancha were considered non-sustaining.

AISC per Ag eq oz

AISC per Ag eq oz starts with operating cash cost and adds G&A expenditures inclusive of share-based compensation, accretion of reclamation provision, sustaining exploration and evaluation expenses, sustaining mine development costs and sustaining capital expenditures. The Company believes that the disclosure of this measure provides a broader measure of the cost of all metal production at its operations, as measured by silver equivalent ounces, as the cost metric includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost per Ag eq oz.

[1]	Cash operating costs are reconciled to the Company’s financial statements in the cash cost table.
[2]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 35

The following table reconciles cash operating costs to AISC per Ag eq oz for the three months ended September 30, 2016 and 2015:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Q3 2016	Q3 2015	Q3 2016	Q3 2015	Q3 2016	Q3 2015	Q3 2016	Q3 2015
Cash operating costs[1]	$7,118	$6,698	$2,386	$3,046	$—	$—	$9,504	$9,744
G&A costs inclusive of SBC	—	—	—	—	1,299	1,385	1,299	1,385
Accretion	3	10	3	19	—	—	6	29
Sustaining EE&D costs	726	1,005	92	(40)	44	—	862	965
Sustaining capitalized mine development and capital costs	1,094	1,084	572	140	—	—	1,666	1,224
	$8,941	$8,797	$3,053	$3,165	$1,343	$1,385	$13,337	$13,347
Impact of change in functional currency[2]	—	(4)	—	—	—	(6)	—	(10)
All-in sustaining costs	$8,941	$8,793	$3,053	$3,165	$1,343	$1,379	$13,337	$13,337
Silver equivalent ounces sold	708,366	689,926	156,239	241,271	n/a	n/a	864,605	931,197
AISC per Ag eq oz	$12.62	$12.74	$19.54	$13.12	n/a	n/a	$15.43	$14.32

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the nine months ended September 30, 2016 and 2015:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Cash operating costs[1]	$21,496	$24,289	$7,989	$9,386	$—	$—	$29,485	$33,675
G&A costs inclusive of SBC	—	—	—	—	4,221	4,590	4,221	4,590
Accretion	6	19	9	30	—	—	15	49
Sustaining EE&D costs	1,496	2,183	191	49	331	—	2,018	2,232
Sustaining capitalized mine development and capital costs	2,563	3,148	794	393	—	—	3,357	3,541
	$25,561	$29,639	$8,983	$9,858	$4,552	$4,590	$39,096	$44,087
Impact of change in functional currency[2]	(10)	172	(5)	20	(52)	166	(67)	358
All-in sustaining costs	$25,551	$29,811	$8,978	$9,878	$4,500	$4,756	$39,029	$44,445
Silver equivalent ounces sold	2,269,703	2,271,570	589,681	690,361	n/a	n/a	2,859,384	2,961,931
AISC per Ag eq oz	$11.26	$13.12	$15.23	$14.31	n/a	n/a	$13.65	$15.01

[1]	Cash operating costs are reconciled to the Company’s financial statements in the cash cost per Ag eq oz table.
[2]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 36

QUALIFIED PERSON

Robert F. Brown, P. Eng., a Qualified Person as defined by National Instrument 43-101 and the Company's Vice President of Exploration, has reviewed and approved the technical disclosure contained in this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting (“ICFR”) to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. Management regularly reviews its system of internal control over financial reporting and makes changes to processes and systems to improve controls and increase efficiency, while ensuring that it maintains an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes. During the three months ended September 30, 2016, the Company has employed additional management review controls in executing the change in functional currency and the change in reporting currency as disclosed in note 2(a) of the condensed interim consolidated financial statements for the three and nine months ended September 30, 2016. There have been no other changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended September 30, 2016 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flows; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A that may constitute forward-looking statements are:

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 37

•	The Company does not anticipate completing a portion or the remaining amount of the ATM Offering;
•	Anticipated use of the net proceeds from the Company’s equity financings to fund operating, development and exploration expenditures at the Company’s mining operations and projects, for possible future acquisitions and for general corporate and working capital purposes;
•	There are no foreseeable financing requirements under the short form base shelf prospectus, when made final or effective;
•	The compilation and submission of technical information by CONAGUA, and CONAGUA’s review of such information, is expected to continue to extend at least into the first quarter of 2017;
•	Expectations that the current tailings footprint at the GMC can be maintained and will support operations at the GMC until at least 2020;
•	Expectations that permits associated with the use and expansion of the tailings facility at the GMC will be granted in due course, with no suspension of the GMC operations;
•	Expectations that the Company can complete the design and construction of the Topia tailings facility Phase II expansion in the second quarter of 2017;
•	Expectations that any potential gaps in existing compliance associated with the ongoing environmental review of Topia’s operations will be capable of being addressed though a mitigation plan;
•	Expectations of the Company’s silver equivalent ounce production for 2016;
•	Guidance for cash cost and AISC for 2016;
•	Plans and targets for exploration drilling in 2016 and beyond for each of the Company’s operating mines and projects;
•	Guidance for capital expenditures and EE&D expenses for 2016 and beyond for each of the Company’s operating mines and projects;
•	Expectations that cash flows from operations along with current net working capital will be sufficient to fund capital investment and development programs for the remainder of 2016 and the foreseeable future;
•	Expectations regarding access to additional capital in order to fund additional expansion or development plans, or to undertake an acquisition;
•	Expectations in respect of permitting and development activities; and
•	The Company’s objective to acquire additional mines or projects in the Americas.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected CAD, MXN and USD exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour or social disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 38

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; delays in obtaining necessary permits for extension of operations; inability to maintain or obtain permits for operations; inability to complete construction of tailings facilities at Topia on time; deterioration of general economic conditions, and other risks described herein or in the Company’s most recent Form 40-F/AIF.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled Description of the Business - Risk Factors in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

With the change in the presentation currency of the Company from CAD to USD effective July 1, 2016, the risk factor entitled “Fluctuation in Foreign Exchange Rates” as identified in the Form 40-F/AIF needs to be updated as follows:

Fluctuation in Foreign Currency Exchange Rates

The Company maintains bank accounts in CAD, USD and MXN. The Company earns revenue in USD while its costs are incurred in CAD, USD and MXN. An appreciation in the MXN and/or CAD against the USD will increase operating and capital expenditures as reported in USD. A decrease in the MXN and/or CAD against the USD will result in a loss to the Company to the extent that the Company holds funds in MXN or CAD. The Company has used hedging instruments in managing its foreign exchange risk. Such instruments can be subject to material gains and losses.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 39

CAUTIONARY NOTE TO US INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other advanced economic studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 40